SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                               (Amendment No.__)*



                            NetFabric Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64111Y107
--------------------------------------------------------------------------------


                                 (CUSIP Number)


                                  July 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 64111Y107              13G                          Page 2 of 12 Pages


(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Brandon Fradd
--------------------------------------------------------------------------------

(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [   ]
         (b)  [   ]

--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                                            (5)  SOLE VOTING POWER

                                                              5,000,000
                                            ------------------------------------
                                            (6) SHARED VOTING POWER

NUMBER OF SHARES                                              0
BENEFICIALLY OWNED                          ------------------------------------
BY EACH REPORTING                           (7)      SOLE  DISPOSITIVE POWER
PERSON WITH
                                                              5,000,000
                                            ------------------------------------
                                            (8) SHARED DISPOSITIVE POWER

                                                              0
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,000,000

--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          [  ]

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.8%

--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

                               Page 2 of 5 Pages
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Item 1.

         (a)      Name of Issuer.

                  NetFabric Holdings, Inc.

         (b)      Address of Issuer's Principal Executive Offices.

                  Three Stewart Court, Denville, New Jersey, 07834

Item 2.

         (a)      Name of Person Filing.

                  This Schedule 13G is being filed by Brandon Fradd.

         (b)      Address of Principal Business Office or, if none, Residence.

                  The principal business address of Brandon Fradd is: 68 Jane Street, 2E, New York, NY 10014.

         (c)      Citizenship.

                  United States.

         (d)      Title of Class of Securities.

                  Common Stock, par value $0.001 per share.

         (e)      CUSIP Number.

                  64111Y107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act.
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
          (e) [ ] Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d(Y)1(b)(1)(ii)(F).
          (g) [ ] Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
          (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Sec. 240.13d-1(c), check this
         box       [ x ].

                               Page 3 of 5 Pages

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Item 4.           Ownership

         (a) Amount Beneficially Owned. 5,000,000 shares.

         (b) Percent of Class. 5.8%.

         (c) Number of shares as to which each such person has

                  (i) sole power to vote or to direct the vote: 5,000,000 shares.

                  (ii)  shared power to vote or to direct the vote: 0 shares.

                  (iii) sole power to dispose or to direct the  disposition  of:
                        5,000,000 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

                               Page 4 of 5 Pages

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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 2007


                                                  /s/ Brandon Fradd
                                                  -----------------
                                                  Brandon Fradd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                               Page 5 of 5 Pages

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